Filed Pursuant to Rule 433
Issuer Free Writing Prospectus dated July 16, 2020
Relating to Preliminary Prospectus Supplement dated July 16, 2020
Registration No. 333-237999

Norwegian Cruise Line Holdings Ltd.

16,666,667 ORDINARY SHARES

PRICING TERM SHEET

This pricing term sheet of Norwegian Cruise Line Holdings Ltd. relates only to the offering of its ordinary shares described in, and should be read together with, the preliminary prospectus supplement, dated July 16, 2020 (the “Preliminary Prospectus Supplement”), which supplements the prospectus included in Norwegian Cruise Line Holdings Ltd.’s Registration Statement on Form S-3 (File No. 333-237999), as filed with the U.S. Securities and Exchange Commission (the “SEC”), before deciding to invest in the ordinary shares offered thereby. Terms used and not defined herein have the meanings assigned in the Preliminary Prospectus Supplement.

Issuer:	Norwegian Cruise Line Holdings Ltd., a Bermuda company

Ticker / Exchange for Ordinary Shares:	NCLH / New York Stock Exchange (NYSE)

Number of Shares Offered:	16,666,667 ordinary shares

Underwriters’ Option:	The Issuer has granted the underwriters a 30-day option to acquire up to 2,500,000 additional ordinary shares at the public offering price, less underwriting discounts and commissions

Pricing Date:	July 16, 2020

Trade Date:	July 17, 2020

Settlement Date:	July 21, 2020

NYSE Last Reported Sale Price of Issuer’s Ordinary Shares on Pricing Date:	$15.61 per ordinary share

Public Offering Price:	$15.00 per ordinary share

Net Proceeds to Issuer After Underwriters’ Discounts and Before Offering Expenses:	$241.25 million ($277.44 million if the underwriters exercise their option to acquire additional shares in full)

Joint Book-Running Managers:	J.P. Morgan Securities LLC Citigroup Global Markets Inc. Goldman Sachs & Co. LLC Barclays Capital Inc. Mizuho Securities USA LLC UBS Securities LLC
Co-Managers:	BNP Paribas Securities Corp. Credit Agricole Securities (USA) Inc. HSBC Securities (USA) Inc. SG Americas Securities, LLC

Concurrent Offerings:

Concurrent with this offering of ordinary shares, NCL Corporation Ltd. (“NCLC”), a subsidiary of the Issuer, is conducting a private offering (the “Secured Notes Offering”) of $750 million aggregate principal amount of 10.250% senior secured notes due 2026 (the “Senior Secured Notes”), and NCLC is conducting a private offering (the “Exchangeable Notes Offering” and, together with the Secured Notes Offering, the “Concurrent Offerings”) of $400 million aggregate principal amount of 5.375% exchangeable senior notes due 2025 (or up to $460.0 million aggregate principal amount of exchangeable senior notes due 2025 if the initial purchasers in such offering exercise in full their option to purchase additional exchangeable notes) (the “Exchangeable Notes”). The Concurrent Offerings are only being made pursuant to separate confidential offering memoranda, and nothing contained herein shall constitute an offer to sell or the solicitation of an offer to buy the Senior Secured Notes or the Exchangeable Notes. Completion of this offering of ordinary shares, the Secured Notes Offering and the Exchangeable Notes Offering is not conditioned upon the completion of any of the other offerings or vice versa.

Other:	On July 16, 2020, the U.S. Centers for Disease Control and Prevention (“CDC”) extended its No Sail Order until the earliest of (a) the expiration of the Secretary of Health and Human Services’ declaration that COVID-19 constitutes a public health emergency, (b) the date the Director of the CDC rescinds or modifies the No Sail Order based on specific public health or other considerations or (c) September 30, 2020.

Changes to Preliminary Prospectus Supplement

1.       NCLC has increased the aggregate principal amount of the Senior Secured Notes offered from $675 million to $750 million.

2.       NCLC has increased the aggregate principal amount of the Exchangeable Notes offered from $250 million to $400 million.

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THE ISSUER HAS FILED A REGISTRATION STATEMENT (INCLUDING A PROSPECTUS) WITH THE SEC FOR THE OFFERING TO WHICH THIS COMMUNICATION RELATES. BEFORE YOU INVEST, YOU SHOULD READ THE PROSPECTUS IN THAT REGISTRATION STATEMENT AND OTHER DOCUMENTS THE ISSUER HAS FILED WITH THE SEC FOR MORE COMPLETE INFORMATION ABOUT THE ISSUER AND THE OFFERING. YOU MAY GET THESE DOCUMENTS FOR FREE BY VISITING EDGAR ON THE SEC WEBSITE AT WWW.SEC.GOV. ALTERNATIVELY, THE ISSUER, ANY UNDERWRITER OR ANY DEALER PARTICIPATING IN THE OFFERING WILL ARRANGE TO SEND YOU A PROSPECTUS IF YOU REQUEST IT BY CALLING ONE OF THE NUMBERS LISTED BELOW:

J.P. MORGAN SECURITIES LLC	CITIGROUP GLOBAL MARKETS INC.	GOLDMAN SACHS & CO. LLC	BARCLAYS CAPITAL INC.	MIZUHO SECURITIES USA LLC	UBS SECURITIES LLC

1-212-834-4533 (COLLECT)	1-800-831-9146 (TOLL-FREE)	1-866-471-2526 (TOLL-FREE)	1-888-603-5847 (TOLL-FREE)	1-866-271-7403 (TOLL-FREE)	888-827-7275 (TOLL-FREE)

ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.